SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

DragonWave Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

26144M103
(CUSIP Number)

June 1, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26144M103	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Nokia Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,978(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,978(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,978(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(1)
12		TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1) Calculated pursuant to Rule 13d-3(a).  Based on 38,002,041 issued and oustanding common shares of DragonWave Inc. as of June 5, 2012.

CUSIP No. 26144M103	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Nokia Siemens Networks B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,978(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,978(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,978(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

DragonWave Inc.

(b)	Address of Issuer’s Principal Executive Offices:

411 Legget Drive, Suite 600, Ottawa, ON K2K 3C9, Canada

Item 2.

(a)	Name of Person Filing:

(1) Nokia Corporation
(2) Nokia Siemens Networks B.V.

(b)	Address of Principal Business Office or, if none, Residence:

(1) Keilalahdentie 4, P.O. Box 226, FI-00045 NOKIA GROUP, Espoo, Finland
(2) Werner von Siemensstraat 7, 2712PN Zoetermeer, The Netherlands

(c)	Citizenship:

(1) Finland
(2) The Netherlands

(d)	Title of Class of Securities:

Common Shares, no par value

(e)	CUSIP Number:

26144M103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned: 2,000,978.

(b) Percent of Class: 5.3%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  0.

(ii) Shared power to vote or to direct the vote: 2,000,978.

(iii) Sole power to dispose or to direct the disposition of:  0.

(iv) Shared power to dispose or to direct the disposition of: 2,000,978.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Nokia Siemens Networks B.V. – CO

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2012

Nokia Corporation

By:	/s/ KRISTIAN PULLOLA
	Name:	Kristian Pullola
	Title:	Senior Vice President, Corporate Controller

By:	/s/ RIIKKA TIEAHO
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2012

Nokia Siemens Networks B.V.

By:	/s/ PETRI CASTREN
	Name:	Petri Castren
	Title:	Head of Corporate Finance Authorized Signatory

By:	/s/ GERWIN ZOTT
	Name:	Gerwin Zott
	Title:	Head of L&C Business Units Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement